Exhibit 99.2

HALF-YEAR FINANCIAL REPORT JUNE 30, 2020

innate pharma

HALF-YEAR FINANCIAL REPORT

JUNE 30, 2020

INNATE PHARMA S.A.

French société anonyme governed by an Executive Board and a Supervisory Board with a share capital of 3,945,638.55 euros composed of

78,898,264 ordinary shares, and 14,507 preferred shares with a nominal value of 0.05 euros each

Registered office: 117, Avenue de Luminy, F-13009 Marseille, France

Registered with the Company and Trade Register of Marseille under number 424 365 336

The following interim condensed consolidated financial statements have been approved by the Executive Board of the Company on September 7, 2020, and have been subject to a limited review by our Statutory Auditors. They have been examined by the Supervisory Board of the Company on September 7, 2020.

SUMMARY

INNATE PHARMA AT A GLANCE	4
HALF-YEAR MANAGEMENT REVIEW	5
A. Revenue and other income	6
B. Operating expenses	7
C. Balance sheet items	10
D. Cash-flow items	10
E. Key events since January 1, 2020	11
F. Nota	11
G. Main risks and uncertainties for the remaining six months of the fiscal year	11
H. Related party transactions	13
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2020	14
A. Interim Condensed Consolidated Statements of Financial Position (amounts in thousands of euro)	14
B. Interim Condensed Consolidated Statements of Income (Loss) (amounts in thousands of euro, except share and per share amounts)	15
C. Interim Condensed Consolidated Statements of Comprehensive Income (Loss) (amounts in thousands of euro)	16
D. Interim Condensed Consolidated Statements of Cash Flows (amounts in thousands of euro)	17
E. Interim Consolidated Statement of Changes in Shareholders’ Equity (amounts in thousands of euro, except share data)	19
F. Interim Condensed Notes to the Consolidated Financial Statements	20
STATUTORY AUDITORS' REVIEW REPORT ON THE HALF-YEARLY FINANCIAL INFORMATION	39
DECLARATION BY THE PERSON RESPONSIBLE FOR THIS HALF-YEAR FINANCIAL REPORT	40

Innate Pharma | Half-year financial report June 30, 2020 | 3

INNATE PHARMA AT A GLANCE

INNATE PHARMA AT A GLANCE

Innate Pharma SA (the “Company” and, with its subsidiaries, the “Group”), is a biotechnology company focused on the discovery, development and marketing of first-rate therapeutic antibodies intended to exploit the immune system for the treatment of indications in oncology with a significant unmet medical need.

The Company has extensive experience in research and development in immuno-oncology. She was a pioneer in understanding the biology of NK cells (natural killer cells) and subsequently expanded her expertise in the fields of the tumor microenvironment, tumor antigens and antibodies. The Company has built, internally and as part of its development strategy, a broad and diversified portfolio comprising an approved product, three products candidates for clinical treatment and a solid preclinical pipeline. The Company has also established collaborations with leaders in the biopharmaceutical sector, such as AstraZeneca and Sanofi.

Since its creation, the Company has suffered losses due to its research and development ("R&D") activities. The first half of 2020 generated a net loss of 10,334 thousand euros. As of June 30, 2020, shareholders' equity amounted to 207,764 thousand euros. Subject to receiving new milestone payments related to its collaboration agreements, the Company expects to incur additional losses until, if necessary, it can generate significant revenues from its product candidates in development.

The future business of the Company is highly dependent on a combination of factors, including: (i) the success of its research and development activities; (ii) regulatory approval and market acceptance of the Company's future product candidates; (iii) timely and successful completion of the additional funding; and (iv) the development of competitive therapies by other biotechnology and pharmaceutical companies. As a result, the Company is, and should continue to be funded in the short and medium term, through collaborative arrangements for the development and commercialization of its drug candidates and through the issuance of new equity instruments.

The activity of the Company is not subject to seasonal effects.

As of June 30, 2020, the Company owned two wholly-owned subsidiaries: Innate Pharma, Inc., based in the United States, and Innate Pharma France SAS, based in France.

Innate Pharma is based in Marseille, France and listed on Euronext in Paris, and had 247 employees as of June 30, 2020.

Learn more about Innate Pharma at www.innate-pharma.com.

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HALF-YEAR MANAGEMENT REVIEW
Revenue and other income

HALF-YEAR MANAGEMENT REVIEW

The key elements of Innate Pharma’s financial results for the first half of 2020 are as follows:

•                      Cash, cash equivalents and financial assets (current and non-current) amounting to €184.6m (million euros) as of June 30, 2020 (€255.9m as of December 31, 2019). At the same date, the financial liabilities amounted to €18.8m, including €16.8m of non-current liabilities (€18.7m as of December 31, 2019, including €16.6m of non-current financial liabilities).

•                      Revenue and other income amounting to €36.7m (€59.2m for the first half of 2019). This amount mainly results from collaboration and licensing revenue (€28.3m) and from research tax credit (€6.7m). Revenue from collaboration and licensing agreements mainly result from the agreements with AstraZeneca/Medimmune.

•                      Operating expenses amounting to €46.0m (€45.9m for the first half of 2019), of which 68.5% are related to research and development. Research and development expenses amount to €31.5m compared to €36.6m for the first half of 2019 and decrease by €5.3m, which mainly results from a fall in expenses relating to Lumoxiti. During the first half of 2019, AstraZeneca invoiced the Company for expenses in relation to the generation of additional data on Lumoxiti for regulatory purposes, including for the regulatory filing in Europe. Selling, general and administrative expenses amounting to €14.5 million (€9.3 million for the first half of 2019), increasing by €5.3 million, mainly resulting from the costs engaged for the commercialization of Lumoxiti and the structuring of our US subsidiary.

•                      A net loss for the first half of 2020 amounting to €10.3m compared to net income of €13.2m for the first half of 2019.

Note on change of accounting standards during the period

Application of the following amended standards is mandatory for the first time for the financial period beginning on January 1, 2020 and, as such, they have been adopted by the Company:

• Amendments to IFRS 3 “Definition of a business”, published on October 22, 2018.

• Amendments to IAS 1 and IAS 8 relating to the definition of materiality, published on October 31, 2018.

• Amendments to IAS 39, IFRS 7 and IFRS 9 relating to the interest rate benchmark reform.

• Conceptual framework for financial reporting and modification to references to conceptual framework in IFRS standards.

Those amended standards have no impact on the interim condensed consolidated financial statements.

Application of the following amended standard is mandatory for the first time for the financial period beginning on June 1, 2020:

•                      Covid-19-Related Rent Concessions Amendment to IFRS 16

The Company has not early adopted this amendment.

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HALF-YEAR MANAGEMENT REVIEW
Revenue and other income

A.	Revenue and other income

Revenue and other income resulted from collaboration and licensing agreements and government financing for research expenditure. Revenue and other income decreased by €22.4 million, or 37.9%, to €36.7 million for the six months ended June 30, 2020, as compared to revenue and other income of €59.2 million for the six months ended June 30, 2019.

in thousands of euro	June 30, 2020	June 30, 2019
Revenue from collaboration and licensing agreements	29,841	51,588
Government funding for research expenditures	6,904	7,567
Revenue and other income	36,745	59,155

Revenue from collaboration and licensing agreements

Revenue from collaboration and licensing agreements decreased by €21.7 million, or 42.2%, to €29.8 million for the six months ended June 30, 2020, as compared to revenues from collaboration and licensing agreements of €51.6 million for the six months ended June 30, 2019. These revenues were derived principally under our agreements with AstraZeneca and are set forth in the table below:

in thousands of euro	June 30, 2020	June 30, 2019

Proceeds from collaboration and licensing agreements	28,349	46,770
of which monalizumab agreement	19,636	24,293
of which IPH5201 agreement	8,713	22,478
Invoicing of R&D costs (IPH5201 and avdoralimab agreements)	1,090	4,418
Exchange gains on collaboration agreement	402	400
Revenue from collaboration and licensing agreements	29,841	51,588

Proceeds from collaboration and licensing agreements

Proceeds from collaboration and licensing agreements result from the partial recognition of the proceeds received in the context of the agreements with AstraZeneca for monalizumab and IPH5201 and which are recognized on the basis of the percentage of completion of the works performed by the Company.

For monalizumab, these amounts result from the partial recognition of the $250 million non-refundable upfront payment received in June 2015 and the $100 million milestone regarding the exercise of the option received in October 2018.

For IPH5201, revenue related to the partial recognition of the $50.0 million non-refundable upfront payment received from AstraZeneca in October 2018 and the $5.0m milestone payment received in March 2020.

The amounts not yet recognized in revenue are classified as deferred revenue.

Proceeds related to monalizumab:

Revenue related to monalizumab decreased by €4.7 million, or 19.2%, to €19.6 million for the six months ended June 30, 2020, as compared to €24.3 million for the six months ended June 30, 2019. This variance mainly results from the decrease of the budget of one of the clinical trials carried out by the Company in the context of the collaboration. This decrease is not material at the global scale of but its impact is entirely recognized on the period.

As of June 30, 2020, the deferred revenue related to monalizumab is €40.0 million (€24.0 million as “Deferred revenue—Current portion” and €16.0 million as “Deferred revenue—Non-current portion”).

Proceeds related to IPH5201:

Revenue related to IPH5201 decreased by €13.8 million, or 61.2%, to €8.7 million for the six months ended June 30, 2020, as compared to €22.5 million for the six months ended June 30, 2019.

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HALF-YEAR MANAGEMENT REVIEW
Operating expenses

The collaboration was initially planned to terminate in December 2019. The recognition period of the revenue was therefore planned on a fifteen months period from October 2018. During the fourth quarter of 2019, the involvement of the Company in the collaboration was extended by twelve months. The recognition period of the revenue was extended accordingly for the deferred revenue remaining as of September 30, 2019, resulting in a fall of the portion recognized in revenue over each period.

As of June 30, 2020, the deferred revenue related to monalizumab is €4.7 million, classified as “Deferred revenue—Current portion”.

Invoicing of research and development costs:

Pursuant to our agreements with AstraZeneca, clinical costs for the ongoing Phase I trial of avdoralimab are equally shared between Innate Pharma and AstraZeneca and research and development costs related to IPH5201 are fully borne by AstraZeneca, resulting in periodic settlement invoices. These costs are invoiced back on a quarterly basis.

Revenue from invoicing of research and development costs for the six months ended June 30, 2020 is €1.1 million compared to €4.4 million for the six months ended June 30, 2019. The €3.3 million, or 75%, fall between the first half of 2019 and the first half of 2020 mainly results from a €3.0 million decrease of the research and development costs relating to IPH5201 invoiced back to AstraZeneca following the transition of the program at the clinical stage which is carried out by AstraZeneca.

Government financing for research expenditures

Government financing for research expenditures decreased by €0.7 million, or 8.8%, to €6.9 million for the six months ended June 30, 2020 as compared to €7.6 million the six months ended June 30, 2019. This change is primarily a result of a decrease in the research tax credit of €0.8 million, which is mainly due to a fall in amortization of the acquired licenses (monalizumab and IPH5201) and decrease of the rate applied to the staff costs to determine operating costs (43% instead of 50%). The impact of these elements on the research tax credit amounts to €0.6 and €0.1 million, respectively.

The table below details government funding for research expenditures for the six months ended June 30, 2020 and 2019.

in thousands of euro	June 30, 2020	June 30, 2019

Research tax credits	6,733	7,494
Grants	171	73
Government financing for research expenditures	6,904	7,567

The research tax credit is calculated as 30% of the amount of research and development expenses, net of grants received, eligible for the research tax credit for the six months ended June 30, 2020 and 2019.

B.	Operating expenses

The table below presents our operating expenses for the six months periods ended June 30, 2020 and 2019:

in thousands of euro	June 30, 2020	June 30, 2019
Research and development	(31,499)	(36,584)
Selling, general and administrative	(14,490)	(9 295)
Total operating expenses	(45,989)	(45,879)

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HALF-YEAR MANAGEMENT REVIEW
Operating expenses

Research and development expenses (R&D)

Our R&D expenses in the periods presented primarily relate to activities for our clinical programs. Our research and development expenses are broken down as set forth in the table below:

in thousands of euro	June 30, 2020	June 30, 2019
Monalizumab	(2,112)	(2,192)
Lacutamab	(5,003)	(2,918)
Advoralimab	(3,654)	(2,805)
Lumoxiti(1)	(1,797)	(6,456)
Sub-total programs in clinical development	(12,566)	(14,371)
Sub-total programs in preclinical development	(3,333)	(6,774)
Total direct research and development expenses	(15,899)	(21,145)
Personnel expenses (including share-based payments)	(8,021)	(7,808)
Depreciation and amortization	(6,145)	(6,348)
Other expenses	(1,434)	(1,283)
Personnel and other expenses	(15,60)	(15,439)
Total research and development expenses	(31,499)	(36,584)

R&D expenses decreased by €5.1 million, or 13.9%, to €31.5 million for the six months ended June 30, 2020, as compared to R&D of €36.6 million for the six months ended June 30, 2019.

R&D expenses represented a total of 68.5% and 79.7% of the total operating expenses for the six months ended June 30, 2020 and 2019, respectively. As of June 30, 2020, we had 164 employees in research and development functions, compared to 157 employees as of June 30, 2019.

Direct R&D expenses decreased by €5.2 million, or 25.0%, to €15.9 million for the six months ended June 30, 2020, as compared to an amount of €21.1 million for the six months ended June 30, 2019. This decrease is mainly explained by (i) the fall in expenses relating to Lumoxiti, resulting from the performance in 2019 of works in relation to the generation of additional data on Lumoxiti for regulatory purposes, including for the regulatory filing in Europe (ii) a decrease in the costs relating to the preclinical programs (iii) partly offset by a rise in expenses relating to the lacutamab program of which the clinical program Tellomak started in June 2019.

Personnel and other expenses allocated to R&D increased by €0.2 million, or 1.0%, to €15.6 million for the six months ended June 30, 2020, as compared to an amount of €15.4 million for the six months ended June 30, 2019.

Selling, general and administrative expenses:

Selling, general and administrative expenses increased by €5.2 million, or 55.9%, to €14.5 million for the six months ended June 30, 2020, as compared to selling, general and administrative expenses of €9.3million for the six months ended June 30, 2019. Selling, general and administrative expenses represented a total of 31.5% and 20.3% of the total operating expenses for the six months ended June 30, 2020 and 2019, respectively. The table below presents our selling, general and administrative expenses by nature for the six months ended June 30, 2020 and 2019:

in thousands of euro	June 30, 2020	June 30, 2019
Personnel expenses (including shared-based payments)	(6,436)	(4,111)
Non scientific advisory and consulting	(4,109)	(2,332)
Other expenses(1)	(3,946)	(2,852)
Total selling, general and administrative expenses	(14,490)	(9,295)

(1) Other expenses are related to intellectual property, maintenance costs for laboratory equipment and our premises, depreciation and amortization and other selling, general and administrative expenses.

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HALF-YEAR MANAGEMENT REVIEW
Operating expenses

Personnel expense includes the compensation paid to our employees, and increased by €2.3 million, or 56.6%, to €6.4 million for the six months ended June 30, 2020 as compared to personnel expenses of €4.1 million for the six months ended June 30, 2019. This increase mainly results from the recruitments completed during the second half of 2019 and the first half of 2020 by our US subsidiary, including the staff allocated to the commercialization of Lumoxiti. As of June 30, 2020, we had 74 employees in selling, general and administrative functions, compared to 43 employees as of June 30, 2019. This rise mainly results from the recruitments of our US subsidiary (23 employees as of June 30, 2020 to be compared to 2 employees as of June 30, 2019).

Non-scientific advisory and consulting expenses mostly consist of auditing, accounting, taxation and legal fees as well as consulting fees in relation to business strategy and operations and hiring services. Non-scientific advisory and consulting expenses increased by €1.8 million, or 76.2%, to €4.1 million for the six months ended June 30, 2020 as compared to €2.3 million for the six months ended June 30, 2019, primarily resulting from the expenses related to the commercialization of Lumoxiti and the structuring of our US subsidiary.

The rise in other expenses mainly results from the insurance costs, which increase by €0.8 million following the listing of the Company on the Nasdaq.

Net income (loss) from distribution agreements

We recognized a net profit of €0.9 million from the Lumoxiti distribution agreement in the six months ended June 30, 2020 (to be compared to a net loss of €3.8 million in the six months ended June 30, 2019), which reflected revenue from sales of Lumoxiti in the period, less administrative and selling expenses associated with the sales revenue allocated to us. This €4.7 million rise mainly results from decrease in the commercial costs invoiced by AstraZeneca, as a result of the transfer of the commercial activities from AstraZeneca to the Company. It also includes a one-time positive true-up relating to the rebates applied to the gross sales generated over the whole period of commercialization.

Financial income (loss), net

We recognized a net financial loss of €2.0 million in the six months ended June 30, 2020 as compared to a net financial income of €3.8 million in the six months ended June 30, 2019. This variance mainly results from the variance in fair value of our financial instruments (net gain of €2.3 million as compared to a net loss of €2.5 million for the six months ended June 30, 2019 and 2020, respectively). This results from the impact of the COVID health crisis on the financial markets.

The table below presents the components of our net financial income (loss) for the six months ended June 30, 2020 and 2019:

in thousands of euro	June 30, 2020	June 30, 2019

Gains on financial assets	343	893
Change in valuation allowance on financial instruments	173	2,309
Foreign exchange gains	1,929	2,511
Other financial income	1	5
Financial income	2,446	5,717
Foreign exchange losses	(1,545)	(1,888)
Unrealized losses on financial assets	(2,712)	-
Interest on financial liabilities	(173)	(45)
Other financial expenses	(1)	-
Financial expenses	(4,431)	(1,933)
Net financial income (loss)	(1,986)	3,784

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HALF-YEAR MANAGEMENT REVIEW
Balance sheet items

For the six months ended June 30, 2020 and 2019, the foreign exchange gains and losses mainly result from the variance of the exchange rate between the Euro and the U.S. dollar on U.S. dollar-denominated cash and cash equivalents and financial assets. Unrealized losses on financial assets relate to unquoted instruments.

C.	Balance sheet items

Cash, cash equivalents, short-term investments and non-current financial assets amounted to €184.6m as of June 30, 2020, as compared to €255.9m as of December 31, 2019. Net cash as of June 30, 2020 amounted to €145.7m (€216.7m as of December 31, 2019). Net cash is equal to cash, cash equivalents and short-term investments less current financial liabilities.

Since its incorporation in 1999, the Company has been primarily financed by revenue from its collaboration, licensing agreements (€420.5m in total, or $480.0m), and by issuing new shares (€306.4m in total excluding share-based payments and the costs the costs associated with capital increases). The Company has also benefited from the research tax credit (CIR) and fundings received from BPI France (ex-Oseo) in repayable advances not bearing interest and PTZI loan. As of June 30, 2020, the outstanding amount of repayable advances and PTZI loan amounts to €0.5m, of which €0.2m classified as current financial liabilities and €0.3m as non-current financial liabilities.

The Company also has bank borrowings of €14.6m as of June 30, 2020 and €3.8m of lease liabilities.

Regarding the CIR, the Company lost the status of SME at the end of the fiscal year 2019. Consequently, it does not benefit anymore from the immediate reimbursement of the CIR, which is now a debt towards the French government that will be settled against the corporate tax due in France for the three following years. The remaining portion of the tax credit not settled following this period will be reimbursed to the Company. Since its incorporation, the Company benefited of the CIR for a cumulative amount of €97.3 million, of which €80.6 million were reimbursed.

The other key balance sheet items as of June 30, 2020 are as follows:

•                      Deferred revenue of €62.1m (including €20,5m booked as ‘Deferred revenue – non-current portion’) and collaboration liabilities amounting to €12.0m relating to the remainder of the initial payment from AstraZeneca not yet recognized as revenue or not yet refunded;

•                      Receivables from the French government amounting to €23.4m in relation to the research tax credit for 2019 and the six-month period ended June 30, 2020;

•                      Intangible assets for a net book value of €95.2m, mainly corresponding to the rights and licenses relating to the acquisition of the monalizumab, IPH5201, avdoralimab, and Lumoxiti;

•                      Shareholders’ equity of €207.8m including the net loss for the period (€10.3m).

D.	Cash-flow items

As of June 30, 2020, cash and cash equivalents amounted to €131.5m, a decrease of €71.3m compared to December 31, 2019.

The following table sets forth cash flow data for the six months ended June 30, 2020 and 2019:

in thousands of euro	June 30, 2020	June 30, 2019
Cash flows from / (used in) operating activities	(58,025)	59,635
Cash flows from / (used in) investing activities	(12,108)	(61,798)
Cash flows from / (used in) financing activities	(1,199)	(772)
Effect of the exchange rate changes	(13)	(3)
Net increase / (decrease) in cash and cash equivalents	(71,346)	(2,938)

Cash flows from / (used in) operating activities:

Our net cash flow used by operations increased by €117.7 million to a net cash consumption of €58.0 million for the six months ended June 30, 2020 as compared net cash flows generated by operations of €59.6 million for the six months ended June 30, 2019. This variance is mainly explained by payments of €87.7 million and €21.1 million received in January 2019 from AstraZeneca in relation to monalizumab and IPH5201 agreements, respectively.

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HALF-YEAR MANAGEMENT REVIEW
Key events since January 1, 2020

Cash flows from / (used in) investing activities:

Our net cash flow used in investing activities for the six months ended June 30, 2020 were €12.8 million and mainly result from (i) a €13.4 million ($15 million) additional consideration paid to AstraZeneca regarding Lumoxiti following the submission of the BLA to the European Medicine Agency (EMA) in November 2019 (ii) a €2.7 million additional consideration paid to Orega Biotech in April 2020 relating to IPH5201 following the dosing of a first patient in a Phase I clinical trial and (iii) the acquisition of financial assets for a net amount of €3.0 million. These items are partly offset by the reimbursement by AstraZeneca of the rebate relating to the acquisition of Lumoxiti (€7.0 million, see Note 5).

Our net cash flow used in investing activities for the six months ended June 30, 2019 were €61.8 million and were mainly driven by the acquisition of intangible assets for €64.1 million. This amounts mainly consisted of (i) the payment of Lumoxiti rights to AstraZeneca ($50.0 million or €43.8 million), (ii) additional consideration payed to Novo Nordisk A/S for monalizumab rights ($15.0 million or €13.1 million) and (iii) the payment made to Orega Biotech for IPH5201 (anti-CD39) rights (€7.0 million).

Cash flows from / (used in) financing activities:

Our net cash flows used in financing activities for the six months ended June 30, 2020, increased by €0.4 million to €1.2 million as compared to net cash flows used in financing activities of €0.8 million for the six months ended June 30, 2019.

E.	Key events since January 1, 2020

•                      In the first half of 2020, occured the COVID-19 health crisis. The Company has closely monitored and continues to monitor developments of the situation and has implemented a number of measures. Note G) to this half-year management report presents an update of the risk assessment related to the current health crisis linked to COVID-19 as set out in section 3 of the universal registration document filed with the Autorité des Marchés Financiers ("AMF") on April 24, 2020 (AMF number D.20-0352)

•                      On November 22, 2019, AstraZeneca submitted to the European Medicines Agency (EMA) the Marketing Authorization Application (MAA) relating to the commercialization of Lumoxiti in Europe. According to the agreement related to Lumoxiti with AstraZeneca, AstraZeneca is entitled to a $15.0 million milestone that was paid by the Company in January 2020. On January 2, 2020, the Company announced that the EMA has accepted the MAA submission for Lumoxiti. The EMA filling acceptance follows the U.S. Food and Drug Administration (FDA) approval of Lumoxiti in September 2018.

•                      On January 10, 2020, the Company signed an amendment to the lease for the “Le Virage” building in order to expand its premises. This amendment also extends the duration of the contractual commitment. The effective date of this addendum is January 15, 2020. Consequently, and following the application of IFRS 16 standard, the impact on the consolidated financial statements are the following: recognition of a new right-of-use asset of €1.2 million and a new lease liability of €1.1 million.

•                      On March 10, 2020, the Company announced the dosing of the first patient on March 9, 2020 in the IPH5201 Phase I clinical trial. AstraZeneca made a $5.0 million (€4.6 million) milestone payment to Innate under the companies’ October 2018 multi productoncology development collaboration. Innate made a €2.7 million milestone payment to Orega Biotech SAS pursuant to Innate’s exclusive licensing agreement.

F.	Nota

The interim condensed consolidated financial statements for the six-month period ended June 30, 2020 were established in accordance with IAS 34 standard adopted by European Union and have been subject to a limited review by our Statutory Auditors and were approved by the Executive Board of the Company on September 7, 2020. They were reviewed by the Supervisory Board of the Company on September 7, 2020. They will not be submitted for approval to the general meeting of shareholders.

G.	Main risks and uncertainties for the remaining six months of the fiscal year

Risk factors identified by the Company are presented in section 3 of the universal registration document (“Document d’Enregistrement Universel”) submitted to the French stock-market regulator, the “Autorité des Marchés Financiers”, on April 24, 2020 (AMF number D.20-0352). The main risks and uncertainties the Company may face in the six remaining months of the year are the same as the ones presented in the universal registration document available on the internet website of the Company. Not only may these risks and uncertainties occur during the six months remaining in the financial year but also in the years to come. However, during the first half of 2020, the COVID-19 health crisis occurred. The paragraph below presents an update of the risk assessment related to the current health crisis linked to the COVID-19 coronavirus as set forth in the universal registration document filed with the Autorité des Marchés Financiers ("AMF") on April 24, 2020 (AMF number D.20-0352) and in particular an update of the risk factor related to the COVID-19 coronavirus set forth in paragraph 3.8 of the same document.

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Related party transactions

The unit set up by the Company to monitor the COVID-19 coronavirus current health crisis and the risks and impacts on the Company is maintained and continues to meet regularly. It addresses the situation along the various lines described below. Despite our heightened vigilance, and given the evolving and unprecedented nature of this situation, even if certain risks are identified, we may not be able to identify and control all risks.

•	Staff :

Work organisation on our sites has been and is still being adapted to the changing situation, both internationally and locally, and in compliance with the health and safety measures dictated by the governments of the countries where the Company operates. During the lockdown period, the Company's on-site activity was focused on the opportunity to develop our drug candidates in indications related to COVID-19, in order to limit the number of persons on site and thus limit the exposure of personnel. The activities that can be carried out remotely have been maintained in their entirety thanks to the computer equipment that was already available within the Company. At the end of the lockdown period, research and development activities resumed in their entirety on-site within a short period of time. This lockdown episode resulted in a delay of several weeks, which was not significant given the nature of our activities. On the other hand, business travel by our staff was and still is reduced to the strict minimum, which essentially impacts relations with healthcare staff in hospital centers, whether it be for operations related to the conduct of our clinical trials or operations related to the marketing of Lumoxiti, as discussed below.

•	Clinical Trials :

The impact of the health crisis on the progress of ongoing clinical trials, whether conducted by the Company or by its institutional or industrial partners, remains uncertain for the coming months. Indeed, the situation varies from one country, region or even hospital center to another, in terms of the inclusion of new patients and the quality and completeness of the data from these trials. Although improvements have been observed, such as the resumption of the Phase I clinical trial evaluating IPH5201 by AstraZeneca, the recruitment of new patients is still limited in some of the hospitals participating in our clinical trials.

In addition, the Company has initiated a clinical development program in diseases related to COVID-19. The lack of knowledge of the pathologies related to this virus creates a risk related to the development of new drug candidates that is slightly higher than what the Company is generally aware of. It should be noted that the Company has obtained public funding (BPI - see note 21 to the condensed consolidated financial statements for the six months ended June 30, 2020) for this program under the PSCP-COVID call for projects.

•	Marketing :

Interactions with healthcare staff are still very constrained in the activities related to the commercialization of Lumoxiti. Also, the indolent and non-lethal nature of Hairy Cell Leukemia may encourage physicians to postpone or cancel treatment of patients. These factors induce a financial risk related to Lumoxiti's sales.

•	Partnership :

In the context of this health crisis, our partners may have to reorient their strategy or review the development priorities of their portfolio, which could impact our existing agreements and the progress of the relevant research and development programs or prevent us from entering into new agreements.

•	Supply chain :

Although no impact has been observed to date on the supply chain for key materials, including investigational or marketed drugs, the Company continues to closely monitor the suppliers involved and the situation in the various geographical areas where they operate or to which these materials transit.

•	Finance :

The occurrence of some or all of the risks listed here, or other risks related to the health crisis that have not yet been identified, could adversely affect the Company's operations, financial condition and prospects. For the first half of 2020, the Company's financial result shows a net financial loss of €2.0 million, compared to a net financial income of €3.8 million for the first half of 2019. This financial net loss is mainly due to the decrease in the fair value of certain of our financial instruments as a result of the impact of the COVID-19 health crisis on the financial markets.

Innate Pharma | Half-year financial report June 30, 2020 | 12

HALF-YEAR MANAGEMENT REVIEW
Related party transactions

H.	Related party transactions

Transactions with related parties during the periods under review are disclosed in Note 19 to the interim consolidated financial statements. No material transaction was concluded with a member of the executive committee or the Supervisory Board following the date of the 2019 registration document.

Innate Pharma | Half-year financial report June 30, 2020 | 13

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2020
Interim Condensed Consolidated Statements of Financial Position (amounts in thousands of euro)

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2020

A.	Interim Condensed Consolidated Statements of Financial Position (amounts in thousands of euro)

	Note	June 30, 2020	December 31, 2019
Assets

Current assets
Cash and cash equivalents	4	131,542	202,887
Short-term investments	4	16,199	15,978
Trade receivables and others	5	15,948	18,740
Total current assets		163,689	237,605

Non-current assets
Intangible assets	6	95,215	96,968
Property and equipment	7	12,434	11,672
Non-current financial assets	4	36,872	37,005
Trade receivables and other–non-current	5	23,447	16,737
Other non-current assets		141	89
Deferred tax assets	17	1,269	1,286
Total non-current assets		169,377	163,756

Total assets		333,066	401,361
Liabilities

Current liabilities
Trade payables and others	8	26,544	49,504
Collaboration liabilities – current portion	13	12,012	21,304
Financial liabilities – current portion	9	2,035	2,130
Deferred revenue – current portion	13	41,581	48,770
Provisions – current portion	18	171	114
Total current liabilities		82,345	121,822

Non-current liabilities
Collaboration liabilities–non-current portion	13	-	-
Financial liabilities–non-current portion	9	16,781	16,593
Defined benefit obligations	10	4,155	3,760
Deferred revenue – non-current portion	13	20,491	40,342
Provisions – non-current portion	18	262	142
Deferred tax liabilities	17	1,269	1,286
Total non-current liabilities		42,958	62,123

Shareholders’ equity
Share capital	11	3,946	3,941
Share premium	11	370,440	369,617
Retained earnings		(155,719)	(134,912)
Other reserves		(568)	(472)
Net income (loss)		(10,334)	(20,759)
Total shareholders’ equity		207,764	217,416

Total liabilities and shareholders’ equity		333,066	401,361

Innate Pharma | Half-year financial report June 30, 2020 | 14

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2020
Interim Condensed Consolidated Statements of Income (Loss) (amounts in thousands of euro, except share and per share amounts)

B.	Interim Condensed Consolidated Statements of Income (Loss) (amounts in thousands of euro, except share and per share amounts)

	Note	June 30, 2020	June 30, 2019

Revenue from collaboration and licensing agreements	13	29,841	51,588
Government financing for research expenditures	13	6,904	7,567

Revenue and other income		36,745	59,155

Research and development expenses	14	(31,499)	(36,584)
Selling, general and administrative expenses	14	(14,490)	(9,295)

Operating expenses		(45,989)	(45,879)

Net income (loss) from distribution agreements	15	896	(3,820)

Operating income (loss)		(8,348)	9,456

Financial income	16	2,446	5,717
Financial expenses	16	(4,431)	(1,933)

Net financial income (loss)		(1,986)	3,784

Net income (loss) before tax		(10,334)	13,240

Income tax expense	17	-	-

Net income (loss)		(10,334)	13,240

Net income (loss) per share
Weighted average number of shares		78,892,031	63,987,582

(in € per share)
- Basic income (loss) per share	20	(0,13)	0.21
- Diluted income (loss) per share	20	(0,13)	0.20

Innate Pharma | Half-year financial report June 30, 2020 | 15

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2020
Interim Condensed Consolidated Statements of Comprehensive Income (Loss) (amounts in thousands of euro)

C.	Interim Condensed Consolidated Statements of Comprehensive Income (Loss) (amounts in thousands of euro)

	June 30, 2020	June 30, 2019
Net income (loss) for the period	(10,334)	13,240
Items which will not reclassified in the consolidated statement of income (loss)
Actuarial gains and (losses) related to defined benefit obligations	(131)	(794)
Elements which will be reclassified in the consolidated statement of income (loss)
Foreign currency translation gain (loss)	(13)	(3)
Other comprehensive income (loss)	(144)	(797)
Total comprehensive income (loss)	(10,478)	12,443

Innate Pharma | Half-year financial report June 30, 2020 | 16

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2020
Interim Condensed Consolidated Statements of Cash Flows (amounts in thousands of euro)

D.	Interim Condensed Consolidated Statements of Cash Flows (amounts in thousands of euro)

	Note	June 30, 2020	June 30, 2019
Net income (loss)		(10,334)	13,240
Depreciation and amortization, net	6, 7	6,719	6,826
Employee benefits costs	10	264	318
Provisions for charges		142	(70)
Share-based compensation expense	14	824	1,975
Change in valuation allowance on financial assets	4	2,536	(2,308)
Gains (losses) on financial assets	4	(48)	(90)
Change in valuation allowance on financial instruments	4	425	(101)
Gains on assets and other financial assets		(758)	(1,069)
Interest paid		173	44
Other profit or loss items with no cash effect		(373)	(317)
Operating cash flow before change in working capital		(430)	18,448
Change in working capital		(57,595)	41,187
Net cash generated from / (used in) operating activities		(58,025)	59,635
Acquisition of intangible assets, net	5, 6 & 8	(9,306)	(64,130)
Acquisition of property and equipment, net	7,8	(544)	(738)
Purchase of non-current financial instruments	4	(3,000)	-
Disposal of property and equipment	4	36	-
Disposal of other assets		-	1
Purchase of other assets		(52)	-
Disposal of non-current financial instruments	4	-	2,000
Interest received on financial assets	16	758	1,069
Net cash generated from / (used in) investing activities		(12,108)	(61,798)
Proceeds from the exercise / subscription of equity instruments	11	3	1
Repayment of borrowings	9	(1,029)	(729)
Net interest paid	9, 16	(173)	(44)
Net cash generated / (used in) financing activities		(1,199)	(772)
Effect of the exchange rate changes		(13)	(3)
Net increase / (decrease) in cash and cash equivalents		(71,345)	(2,938)
Cash and cash equivalents at the beginning of the year:	4	202,887	152,314
Cash and cash equivalents at the end of the six-month period	4	131,542	149,376

Innate Pharma | Half-year financial report June 30, 2020 | 17

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2020
Interim Condensed Consolidated Statements of Cash Flows (amounts in thousands of euro)

Change in working capital	Note	June 30, 2020	December 31, 2019	Variance
Trade receivables and others (excluding rebates related to capital expenditures)	5	39,394	28,716	(10,678)
Deferred revenue - current and non-current portion	13	(62,072)	(89,112)	(27,040)
Trade payables and others (excluding payables related to capital expenditures)	8	(25,461)	(36,047)	(10,585)
Collaboration liabilities - current and non-current portion	13	(12,012)	(21,304)	(9,292)
Change in working capital		(60,151)	(117,746)	(57,595)

Change in working capital	Note	June 30, 2019	December 31, 2018	Variance
Trade receivables and others (excluding rebates related to capital expenditures)	5	40,828	139,012	98,184
Deferred revenue - current and non-current portion	13	(103,636)	(150,195)	(46,559)
Trade payables and others (excluding payables related to capital expenditures)	8	(28,042)	(34,662)	(6,620)
Collaboration liabilities - current and non-current portion	13	(27,838)	(31,656)	(3,818)
Change in working capital		(118,688)	(77,501)	41,187

Innate Pharma | Half-year financial report June 30, 2020 | 18

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2020
Interim Consolidated Statement of Changes in Shareholders’ Equity (amounts in thousands of euro, except share data)

E.	Interim Consolidated Statement of Changes in Shareholders’ Equity (amounts in thousands of euro, except share data)

In thousands of euro, except for data share	Ordinary Shares	Preferred Shares	Share capital	Share premium	Retained earnings	Other reserves	Net income (loss)	Total attributable to equity holders of the Company
December 31, 2018	63,932,655	6,931	3,197	299,932	(137,840)	(1,099)	3,049	167,240
Restatement related to the first application of IFRS 16	-	-	-	-	(121)	-	-	(121)
January 1, 2019 (after restatement)(1)	63,932,655	6,931	3,197	299,932	(137,961)	(1,099)	3,049	167,119

Net income	-	-	-	-	-	-	13,240	13,240
Actuarial gains on defined benefit obligations	-	-	-	-	-	(794)	-	(794)
Foreign currency translation loss	-	-	-	-	-	(3)	-	(3)
Total comprehensive income for the period	-	-	-	-	-	(797)	13,240	12,443

Allocation of prior period income	-	-	-	-	3,049	-	(3,049)	-
Exercise and subscription of equity instruments	111,250	7,581	6	(5)	-	-	-	1
Potential capital increase costs(2)	-	-	-	(274)	-	-	-	(274)
Shared-based payment	-	-	-	1,975	-	-	-	1,975
June 30, 2019	64,043,905	14,512	3,203	301,629	(134,911)	(1,895)	13,240	181,266

December 31, 2019	78,811,114	14,507	3,941	369,617	(134,912)	(472)	(20,759)	217,416

Net loss	-	-	-	-	-	-	(10 334)	(10 334)
Actuarial gains on defined benefit obligations	-	-	-	-	-	(131)	-	(131)
Foreign currency translation loss	-	-	-	-	(48)	35	-	(13)
Total comprehensive loss for the period	-	-	-	-	(48)	(96)	(10 334)	(10 478)

Allocation of prior period income (loss)	-	-	-	-	(20,759)	-	20,759	-
Exercise and subscription of equity instruments	87,150	-	4	(1)	-	-	-	-
Shared-based payment	-	-	-	824	-	-	-	-
June 30, 2020	78,898,264	14,507	3,946	370,440	(155,719)	(568)	(10,334)	207,764

(1)	The interim condensed consolidated statement of changes in shareholders’ equity as June 30, 2019 includes impacts of the first-time application of IFRS 16 that became applicable on January 1, 2019.

(2)	In October 2019, Innate Pharma successfully completed its global offering, including its initial public offering on the Nasdaq Global Select Market raising approximately $79.1 million (€71.4 million) ) in gross proceeds (€66.0 million net proceeds) from the sale of American Depositary Shares (ADS) in the United States and a European Private Placement of ordinary shares. The global offering resulted in the issuance of 14,375,000 new ordinary shares, comprising 9,922,227 ADSs, at an offering price of $5.50 per ADS, and 4,452,773 ordinary shares in a concurrent European private placement (including France) at an offering price of €4.97 per ordinary share. Each ADS represents one ordinary share.
Innate Pharma | Half-year financial report June 30, 2020 | 19

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2020
Interim Condensed Notes to the Consolidated Financial Statements

F.	Interim Condensed Notes to the Consolidated Financial Statements

1.	The Company and key events

1.1.	The company

Innate Pharma S.A. (the “Company” and together with its subsidiaries, referred to as the “Group”) is a biotechnology company focused on discovering, developing and commercializing first-in-class therapeutic antibodies designed to harness the immune system for the treatment of oncology indications with significant unmet medical need.

The Company has extensive experience in research and development in immuno-oncology, having been pioneers in the understanding of natural killer cell, or NK cell, biology, and later expanding its expertise in the tumor microenvironment, tumor antigens and antibody engineering fields. The Company has built, internally and through its business development strategy, a broad and diversified portfolio including an approved product, three clinical product candidates and a robust preclinical pipeline. The Company has entered into collaborations with leaders in the biopharmaceutical industry, such as AstraZeneca and Sanofi.

From its inception, the Company has incurred losses due to its research and development (“R&D”) activity.

The six months ended June 30, 2020 generated a €10,334 thousand net loss. As of June 30, 2020, the shareholders’ equity amounted to €207,764 thousand. Subject to potential new milestone payments related to its collaboration agreements, the Company anticipates incurring additional losses until such time, if ever, that it can generate significant revenue from its product candidates in development.

The Company’s future operations are highly dependent on a combination of factors, including: (i) the success of its R&D; (ii) regulatory approval and market acceptance of the Company’s future product candidates; (iii) the timely and successful completion of additional financing; and (iv) the development of competitive therapies by other biotechnology and pharmaceutical companies. As a result, the Company is and should continue, in the short to mid-term, to be financed through partnership agreements for the development and commercialization of its drug candidates and through the issuance of new equity instruments.

The Company’s activity is not subject to seasonal fluctuations.

As of June 30, 2020, the Company had two wholly owned subsidiaries: Innate Pharma, Inc., based in the United States, and Innate Pharma France SAS, based in France

1.2.	Key events for the six-month period ended June 30, 2020

•                      On November 22, 2019, AstraZeneca submitted to the European Medicines Agency (EMA) the Marketing Authorization Application (MAA) relating to the commercialization of Lumoxiti in Europe. According to the agreement related to Lumoxiti with AstraZeneca, AstraZeneca is entitled to a $15,000 thousand milestone that was paid by the Company in January 2020. On January 2, 2020, the Company announced that the EMA has accepted the MAA submission for Lumoxiti. The EMA filling acceptance follows the U.S. Food and Drug Administration (FDA) approval of Lumoxiti in September 2018.

•                      On January 10, 2020, the Company signed an amendment to the lease for the "Le Virage" building in order to expand its premises. This amendment also extends the duration of the contractual commitment. The effective date of this addendum is January 15, 2020. Consequently, and following the application of IFRS 16 standard, the impact on the consolidated financial statements are the following: recognition of a new right-of-use asset of €1,151 thousand and a new lease liability of €1,114 thousand.

•                      On March 10, 2020, the Company announced the dosing of the first patient on March 9, 2020 in the IPH5201 Phase I clinical trial. AstraZeneca made a $5,000 thousand (€4,365 thousand) milestone payment to Innate under the companies’ October 2018 multi productoncology development collaboration. Innate made a €2,700 thousand milestone payment to Orega Biotech SAS pursuant to Innate’s exclusive licensing agreement.

Innate Pharma | Half-year financial report June 30, 2020 | 20

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2020
Interim Condensed Notes to the Consolidated Financial Statements

2.	Basis of presentation and statement of compliance

2.1.	Basis of preparation

The interim condensed consolidated financial statements as of June 30, 2020 and for the six months ended June 30, 2020 and 2019 and the related notes (together, the “interim condensed consolidated financial statements”) have been prepared under the responsibility of the management of the Company in accordance with the underlying assumptions of going concern as the Company’s loss-making situation is explained by the innovative nature of the products developed, therefore involving a multi-year research and development phase.

The interim condensed consolidated financial statements were approved and authorized for issuance by the Executive Board on September 7, 2020. They have been prepared in accordance with IAS 34, ‘Interim Financial Reporting’ as issued by the International Accounting Standard Board (“IASB”).

Due to the listing of ordinary shares of the Company on Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the interim condensed consolidated financial statements are also prepared in accordance with IFRS, as adopted by the European Union (EU).

For the presented periods, the differences between IFRS as issued by IASB and IFRS adopted by EU had no impact on the interim condensed consolidated financial statements.

The general accounting conventions were applied in accordance with the underlying assumptions, namely (i) going concern, (ii) permanence of accounting methods from one year to the next and (iii) independence of financial years, and in conformity with the general rules for the preparation and presentation of consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”). The interim condensed consolidated financial statements do not include all disclosures required for annual financial statements and should therefore be read in conjunction with the consolidated financial statements as of and for the year ended December 31, 2019.

The results of the operations for the six months ended June 30, 2020 are not necessarily indicative of the results to be expected for the year ending December 31, 2020 or for any other interim period or for any year in the future.

Except for number of shares and per share amounts, all amounts are expressed in thousands of euros, unless stated otherwise. Some amounts may be rounded for the calculation of financial information contained in the interim condensed consolidated financial statements. Accordingly, the totals in some tables may not be the exact sum of the preceding figures.

2.2.	Use of judgments and estimates

The preparation of financial statements in accordance with IFRS requires the Company to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period.

These estimates can be revised where the circumstances on which they are based change. The actual results may therefore differ from the estimates initially formulated. The estimates and judgments which are mainly used by the Company are detailed in note 18.2 in paragraph x) of the appendix to the consolidated financial statements as of December 31, 2019 of the Universal Registration Document published on April 24, 2020. Estimates and judgments which impact the condensed consolidated financial statements at June 30, 2020 are: :

•	accounting for collaboration and licensing agreements (note 6 and 13);

•	measurement of the subcontracting costs relating to the clinical trial (note 14);

•	estimation of shared development costs and transition costs under the AstraZeneca monalizumab agreement and the AstraZeneca Lumoxiti in-licensing agreement (note 5 and 13);

•	estimate of the recoverable amount of the acquired and under progress licenses (note 6);

•	estimate of the useful life of the acquired licenses (note 6).

Innate Pharma | Half-year financial report June 30, 2020 | 21

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2020
Interim Condensed Notes to the Consolidated Financial Statements

2.3.	Recently issued accounting standards and interpretations

Application of the following amended standards is mandatory for the first time for the financial period beginning on January 1, 2020 and, as such, they have been adopted by the Company:

•                      Amendments to IFRS 3 “Definition of a business”, published on October 22, 2018.

•                      Amendments to IAS 1 and IAS 8 relating to the definition of materiality, published on October 31, 2018.

•                      Amendments to IAS 39, IFRS 7 and IFRS 9 relating to the interest rate benchmark reform.

•                      Conceptual framework for financial reporting and modifications to references to conceptual framework in IFRS standards.

Those amended standards have no impact on the interim condensed consolidated financial statements.

Application of the following amended standard is mandatory for the first time for the financial period beginning on June 1, 2020:

•                      Covid-19-Related Rent Concessions Amendment to IFRS 16

The Company has not early adopted this amendment

2.4.	Translation of transactions denominated in foreign currency

Foreign currency transactions are translated into the presentation currency using the following exchange rates:

	June 30, 2019		December 31, 2019		June 30, 2020
€1 equals to	Average rate	Closing rate	Average rate	Closing rate	Average rate	Closing rate
USD	1.1299	1.1380	1.1195	1.1234	1.1020	1.1198

3.	Management of financial risks

The Company did not identify other risks than the ones presented in the consolidated financial statements as of and for the year ended December 31, 2019.

Innate Pharma | Half-year financial report June 30, 2020 | 22

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2020
Interim Condensed Notes to the Consolidated Financial Statements

4.	Cash, cash equivalents, short-term investments and non-current financial assets

(in thousands of euro)	June 30, 2020	December 31, 2019

Cash and cash equivalents	131,542	202,887
Short-term investments	16,199	15,978
Cash, cash equivalents and short-term investments	147,741	218,865
Non-current financial assets	36,872	37,005
Cash, cash equivalents and financial assets	184,614	255,869

Cash and cash equivalents are mainly composed of current bank accounts, interest-bearing accounts and fixed-term accounts.

As of June 30, 2020, the Company also holds units in “SICAVs” and shares in mutual funds. When the maturity of shares in mutual funds is longer than one year, they are classified as non-current financial instruments.

Non-current financial assets generally include a guarantee of capital at the maturity date (which is always longer than one year). These instruments are defined by the Company as financial assets at fair value through profit or loss and classified as non-current due to their maturity.

As of June 30, 2020 and December 31, 2019, the amount of cash, cash equivalents and financials assets denominated in US dollars amounted to €50,380 thousand and €97,688 thousand, respectively.

Changes in short-term investments and non-current financial assets for the six months ended June 30, 2019 and 2020 are the following:

(in thousands of euro)	December 31, 2019	Acquisitions	Disposals	Variance of fair value through the consolidated statement of income (loss)	Variance of accrued interests	Foreign currency effect	June 30, 2020
Short-term investments	15,978	-	-	173	-	48	16,199
Non-current financial assets	37,005	3,000	-	(2,709)	(425)	-	36,872
Total	52,983	3,000	-	(2,536)	(425)	48	53,071

(in thousands of euro)	December 31, 2018	Acquisitions	Disposals	Variance of fair value through the consolidated statement of income (loss)	Variance of accrued interests	Foreign currency effect	June 30, 2019
Short-term investments	15,217	-	-	271		90	15,578
Non-current financial assets	35,181	-	(2,000)	2,037	101	-	35,320
Total	50,398	-	(2,000)	2,308	101	90	50,898

In the six months ended June 30, 2020, variance of fair value through the consolidated statement of income (loss) is made of €2,709 thousand of unrealized losses on non-current financial assets and €173 thousand of unrealized gains on short-term investments. In the six months ended June 30, 2019, variance of fair value through the consolidated statement of income (loss) was only made of €2,308 thousand of unrealized gains on short-term investments and non-current financial assets.

Innate Pharma | Half-year financial report June 30, 2020 | 23

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2020
Interim Condensed Notes to the Consolidated Financial Statements

5.	Trade receivables and others

(in thousands of euro)	June 30, 2020	December 31, 2019

Other receivables	254	544
Accrued receivables excluding rebates related to capital expenditures	149	691
Other tax credits	333	333
Prepaid expenses	9,308	5,403
VAT refund	2,725	1,995
Trade account receivables	2,601	2,816
Prepayments made to suppliers	577	197
Refund to be received	-	-
Rebates related to capital expenditures(2)	-	6,762
Receivables and others	15,948	18,741
Research tax credit(1)	23,447	16,737
Receivables and others - non-current	23,447	16,737
Trade receivables and others excluding rebates related to capital expenditures	39,394	28,716

(1) The Research tax credit is recognized as other operating income in the year to which the eligible research expenditure relates. The Company obtained the repayment of the Research tax credit for the tax year 2018 in the amount of €13,503 thousand in July 2019. The CIR for the tax year 2019 amounted to 16,737 thousand. Following the fact that the Company no longer meets the eligibility criteria for the SME status as of December 31, 2019, the CIR for the tax year 2019 will in principle be offset against the French corporate income tax due by the company with respect to the three following years, or refunded if necessary upon expiry of such a period. The Company recorded as of June 30, 2019 an additional Research tax credit for the six months ended June 30, 2020 of €6,710 thousand.

(2) This amount correspond as of December 31, 2019 to a definitive rebate of $7,580 thousand as of December 31, 2019 (estimate of $15,000 thousand or €13,100 thousand as of December 31, 2018 and $12,400 thousand or €10,896 thousand as of June 30, 2019) granted by AstraZeneca in connection with the acquisition of Lumoxiti rights. This amount has been paid in April 2020. This decrease of $ 7,420 thousand (€6,455 thousand) is based on the final cost figures for the 2019 financial year for Lumoxiti and invoiced by AstraZeneca. The carrying amount of the intangible asset has been adjusted accordingly (see note 6).

The net book value of the receivables is considered to be a reasonable approximation of their estimated fair value. Trade receivables and others have payment terms of less than one year. No valuation allowance was recognized on trade receivables and others as the credit risk of each debtor was considered as not significant.

Innate Pharma | Half-year financial report June 30, 2020 | 24

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2020
Interim Condensed Notes to the Consolidated Financial Statements

6.	Intangible assets

(in thousands of euro)	Purchased licenses	Other intangible assets	In progress	Total

January 1, 2019	44,184	345	40,000	84,529
Acquisitions	-	59	-	59
Additional considerations	9,260(1)	-	-	9,260
Disposals	-	-	-	-
Amortization	(5,769)(2)	(59)	-	(5,828)
Transfers	-	(139)	-	(139)

June 30, 2019	47,675	206	40,000	87,881

January 1, 2020	56,851	116	40,000	96,967
Acquisitions	-	195	-	195
Additional considerations	3,685(3)	-	-	3,685
Disposals	-	-	-	-
Amortization	(5,545)(4)	(86)	-	(5,632)
Transfers	-	-	-	-

June 30, 2020	54,991	225	40,000	95,215

(1)	This amount includes (i) an additional consideration of €7,000 thousand paid to Orega Biotech in June 2019 in relation to the IPH5201 rights, and (ii) the decrease of the estimated rebate granted by AstraZeneca in connection with the acquisition of Lumoxiti rights for an amount of €2,260 thousand (see note 5).

(2)	This amount includes the amortization of rights related to the monalizumab (€2,341 thousand), IPH5201 (€2,191 thousands) and Lumoxiti (€1,237 thousand) intangible assets.

(3)	This amount includes (i) an addition consideration of €2,685 thousand paid to Orega Biotech in April 2020 (€2,500 thousand) and June 2020 (€185 thousand) in relation to the IPH5201 rights following the first patient dosed in Phase 1 clinical trial in Mars 2020 and; (ii) an amount of €1,000 thousand to be paid to Novo Nordisk A/S following the launch of the first avdoralimab Phase I clinical trial.

(4)	This amount includes the amortization of rights related to the monalizumab (€1,686 thousand), IPH5201 (€1,818 thousands) and Lumoxiti (€2,041 thousand) intangible assets.

Monalizumab rights under the 2014 monalizumab (NKG2A) Novo Nordisk agreement

Since their acquisition, monalizumab rights are amortized on a straight-line basis over the anticipated residual duration of the Phase II trials. The Company estimated that it would be fully amortized by the end of the first half of 2022, compared to end of 2021 as estimated as of December 31, 2019. This change is mainly explained by the lengthening of the duration of certain clinical trials which took place during the first half of 2020.

The net book values of the monalizumab rights were €6,255 thousand and €7,941 thousand as of June 30, 2020 and December 31, 2019, respectively.

IPH5201 (Anti-CD39) rights acquired from Orega Biotech

This asset is amortized on a straight-line basis since November 1, 2018 (corresponding to the effective beginning date of the collaboration) until the date the Company expects to fulfill its commitment (end of fiscal year 2020).

Lumoxiti rights acquired from AstraZeneca under the 2018 AstraZeneca multi-term agreement

The license is amortized on a straight-line basis until July 31, 2031, which corresponds to the expiration of the current composition of matter patent, not including any additional patent extensions or patents. The net book value of the Lumoxiti rights were €45,236 thousand and €47,276 thousand as of June 30, 2020 and December 31, 2019, respectively.

Innate Pharma | Half-year financial report June 30, 2020 | 25

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2020
Interim Condensed Notes to the Consolidated Financial Statements

The Company applied IAS 36-Impairment of assets and assessed whether there was any indication that an asset may be impaired. The Company estimated the recoverable amount of the Lumoxiti intangible asset using a discounting cash flow model which confirmed that this asset was not impaired. The main following assumptions were used to determine the recoverable amount, based on the cash-flows determined from the commercialization plan and the budget approved by Management:

•                      A discount rate of 12.3%;

•                      Assumptions related to selling price increase and sales volume based on the potential market and comparable products;

•                      Decrease in sales volume applied to the forecasted revenue once the related rights fall off-patent.

•                      Sensitivity testing regarding these actuarial assumptions and other assumptions such as: discount rate (+/- 1.5 point), selling price (+/- 5%) and decrease in sales volume once the related rights fall off-patent (+/- 5%) were performed. These tests did not reveal any impairment.

7.	Property and equipment

(in thousands of euro)	Lands and buildings	Laboratory equipment and other	In progress	Total	Of which finance leases

December 31, 2018	3,795	6,101	320	10,216	4,923
Impact of first application of IFRS 16(1)	1,028	69	-	1,097	1,097
January 1, 2019	4,823	6,170	320	11,313	6,020
Acquisitions	-	755	202	957	-
Disposals	-	(13)	-	(13)	-
Depreciation	(258)	(740)	-	(998)	(408)
Transfers	-	256	(117)	139	-

June 30, 2019	4,565	6,428	405	11,398	5,612

(in thousands of euro)	Lands and buildings	Laboratory equipment and other	In progress	Total	Of which right of use assets(3)

January 1, 2020	5,356	5,947	369	11,672	6,270
Acquisitions	1,152	604	129	1,885	1,152
Disposals	-	(36)	-	(36)	-
Depreciation	(342)	(745)	-	(1,087)	(442)
Transfers	-	-	-	-	-

June 30, 2020	6,166	5,770	498	12,434	6,980

8.	Trade payables and others

(in thousands of euro)	June 30, 2020	December 31, 2019

Suppliers (excluding payables related to capital expenditures)	20,112	27 936
Tax and employee-related payables	5,132	6 999
Other payables	217	1 111
Trade payables and others (excluding payables related to capital expenditures)	25 461	36 047
Payables related to capital expenditures	1,083	13 458
Payables and others	26,544	49 504

The book value of trade payables and others is considered to be a reasonable approximation of their fair value.

Innate Pharma | Half-year financial report June 30, 2020 | 26

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2020
Interim Condensed Notes to the Consolidated Financial Statements

9.	Financial liabilities

(in thousands of euro)	December 31, 2019	Proceeds from borrowing	Proceeds from lease liabilities (non cash)	Repayments of borrowings/leases liabilities	Exchange rate variation (non cash)	June 30, 2020

BPI PTZI IPH41(1)	450	-	-	-	-	450
Lease liabilities – Real estate property	418	-	-	(418)	-	-
Property transaction (down-payment)	(74)	-	-	74	-	-
Lease liabilities – Building "Le Virage"	1,437	-	1,120	-	-	2,557
Lease liabilities – Premises Innate Inc.	496	-		(3)	9	502
Lease liabilities – Laboratory equipment	815	-	-	(87)	-	728
Lease liabilities – Vehicles	37	-	-	(9)	-	28
Borrowing – Equipment	319	-	-	(27)	-	292
Borrowing – Building	14,826	-	-	(567)	-	14,259
Total	18,723	-	1,120	(1,037)	9	18,818

(in thousands of euro)	December 31, 2018	Impact of first application of IFRS 16 (non cash)	January 1, 2019	Repayments of borrowings/leases liabilities	June 30, 2019

BPI PTZI IPH41(1)	750	-	750	(75)	675
Lease liabilities – Real estate property	1,345	-	1,345	(459)	886
Property transaction (down-payment)	(234)	-	(234)	80	(154)
Lease liabilities – Building "Le Virage"	-	1,099	1,099	(142)	957
Lease liabilities – Laboratory equipment	987	-	987	(86)	901
Lease liabilities – Vehicles	-	69	69	(21)	48
Borrowing – Equipment	372	-	372	(26)	346
Borrowing – Building	1,300	-	1,300	-	1,300
Total	4,522	1,168	5,690	(729)	4,959

(1)	Interest free loan

Innate Pharma | Half-year financial report June 30, 2020 | 27

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2020
Interim Condensed Notes to the Consolidated Financial Statements

The table below shows the schedule for the contractual repayment of financial liabilities (being principal and interest payments) as of June 30, 2020:

(in thousands of euro)	Within 1 year	From 2nd to 5th year included	Over 5 years	Total

BPI PTZI IPH41	150	300	-	450
Lease liabilities – Real estate property	-	-	-	-
Property transaction (down-payment)	-	-	-	-
Lease liabilities – Building "Le Virage"	475	2,233	-	2,708
Lease liabilities – Premises Innate Inc	78	360	97	535
Lease liabilities – Laboratory equipment	179	584	-	763
Lease liabilities – Vehicles	14	14	-	28
Loans – Equipment	57	228	14	299
Loans – Building	1,427	5,706	8,678	15,811
Total financial liabilities	2,380	9,425	8,789	20,594

10.	Employee benefit

Defined benefit obligation

(in thousands of euro)	June 30, 2020	December 31, 2019

Allowance for retirement defined benefit	3,668	3,281
Allowance for seniority awards	487	479
Defined benefit obligations	4,155	3,760

Amounts recognized in the statement of financial position are determined as follows (in thousand euros):

As of January 1, 2019	3,697
Service cost	630
Interest costs	55
Actuarial (gain) / loss	(622)
As of December 31, 2019	3,760
Service cost	246
Interest costs	18
Actuarial (gain) / loss	131
As of June 30, 2020	4,155

Discount rates used by the Company to evaluate retirement benefits were based on iBox Corporate AA. They amounted to 0.9% and 1.05% as of June 30, 2020 and December 31, 2019, respectively.

Innate Pharma | Half-year financial report June 30, 2020 | 28

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2020
Interim Condensed Notes to the Consolidated Financial Statements

11.	Capital

11.1.	Share capital

The Company manages its capital to ensure that the Company will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance.

As of June 30, 2020, the Company’s share capital amounted to €3,945,639 divided into (i) 78,898,264 ordinary shares, each with a nominal value of €0.05; (ii) 6,926 “2016” preferred shares, each with a nominal value of €0.05, and (iii) 7,581 “2017” preferred shares, each with a nominal value of €0.05, respectively, fully paid up.

Share capital does not include BSAs, BSAAR, AGAs and AGAPs that have been granted to certain investors or natural persons, both employees and non-employees of the Company, but not yet exercised.

In October 21, 2019 and December 30, 2019, the retention period for the “2016 free preferred shares” has ended. The number of ordinary shares to which the conversion of one preferred share entitle has been determined according to the fulfilment of the performance criteria. Holders of “2016” preferred shares” are entitled to vote at our shareholders’ meetings, to dividends and to preferential subscription rights, on the basis of the number of ordinary shares to which they are entitled if they convert their preferred shares.

The Group issued preferred shares “2017 free preferred shares” which will become convertible into ordinary shares following a vesting period of one year and a retention period of two years if the performance criteria and presence are met at the end of the retention period. The number of ordinary shares to which the conversion of one preferred share will entitle will be determined according to the fulfilment of the performance criteria. During the retention period, holders of the 2017 preferred shares are entitled to vote the general shareholders’ meetings, to dividends and to preferential subscription rights, as if they held the same number of ordinary shares as their number of vested 2017 free preferred shares. The 2017 preferred shares are not transferrable during the retention period except under certain circumstances. After the end of the retention period, holders of all of preferred shares that have not yet converted them into our ordinary shares, are entitled to vote at our shareholders’ meetings, to dividends and to preferential subscription rights, on the basis of the number of ordinary shares to which they are entitled if they convert their preferred shares.

In the six months ended June 30, 2020, a capital increase of €4,358 (including share premium) occurred as a result of:

•	the Executive Board decision on January 27, 2020, subsequent to the definitive acquisitions of (i) 85,650 free shares granted on January 14, 2019 under the “AGA Employees 2018” plan and (ii) the exercise of 1,500 “2012” BSAAR, to carry out a capital increase of €4,358 and a decrease in share premium of €1,298 , broken down as follows: (i) a creation of 85,650 ordinary shares, with a nominal value of €0.05per share issued free and (ii) a creation of 1,500 ordinary shares, with a nominal value of €0.05, for an issue price of €2.04 per share.

11.2.	Treasury shares

The Company held 18,575 of its own shares as of June 30, 2020 and December 31, 2019, respectively.

11.3.	Share based payments

The Company has issued BSAs, BSAARs, AGAs and AGAPs as follows:

Innate Pharma | Half-year financial report June 30, 2020 | 29

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2020
Interim Condensed Notes to the Consolidated Financial Statements

Date	Types	Number of warrants issued as of 06/30/2020	Number of warrants void as of 06/30/2020	Number of warrants exercised as of 06/30/2020	Number of warrants outstanding as of 06/30/2020	Maximum number of shares to be issued as of 06/30/2020	Exercise price per share (in €)
Sept. 9, 2011	BSAAR 2011	650,000	-	395,000	255,000	255,000	2.04
May 27, 2013	BSAAR 2012	146,050	-	85,950	60,100	60,100	2.04
July 1, 2015	BSAAR 2015	1,050,382	2,720	1,940	1,045,722	1,045,722	7.20
October 21, 2016	AGAP Management 2016-1	2,000	550	-	1,450	188,500	-
October 21, 2016	AGAP Employees 2016-1	2,486	251	5	2,230	289,900	-
October 21, 2016	AGA Management 2016-1	50,000	-	50,000	-	-	-
December 30, 2016	AGAP Management 2016-2	3,000	-	-	3,000	333,000	-
December 30, 2016	AGA Management 2016-2	250,000	-	250,000	-	-	-
April 3,2018	AGAP Employees 2017-1	5,725	652	-	5,073	507,300	-
April 3,2018	AGAP Management 2017-1	2,400	800	-	1,600	160,000	-
April 3,2018	AGA Employees 2017	114,500	4,000	110,500	-	-	-
July 3, 2018	AGA Bonus 2018-1	67,028	469	66,559	-	-	-
November 20, 2018	AGAP Perf Employees 2018-1	327,500	37,500	-	290,000	290,000	-
November 20, 2018	AGAP Perf Management 2018-1	260,000	60,000	-	200,000	200,000	-
January 14, 2019	AGA Employees 2018	90,650	5,000	86	0	0	-
April 29, 2019	AGA New Members 2017-1	25,000	-	-	25,000	25,000	-
July 3, 2019	AGA Bonus 2019-1	57,376	-	-	57,376	57,376	-
November 4, 2019	AGAP Perf Employees 2019	546,700	41,100	-	505,600	505,600	-
November 4, 2019	AGAP Perf Management 2019	355,000	30,000	-	325,000	325,000	-
July 29, 2011	BSA 2011-2	225,000	-	158,060	66,940	66,940	1.77
July 17, 2013	BSA 2013	237,500	-	191,140	46,360	46,360	2.36
July 16, 2014	BSA 2014	150,000	-	75,000	75,000	75,000	8.65
April 27, 2015	BSA 2015-1	70,000	-	-	70,000	70,000	9.59
July 1, 2015	BSA 2015-2	14,200	-	-	14,200	14,200	14.05
September 20, 2017	BSA 2017	37,000	-	-	37,000	37,000	11.00
	Total au 30/06/2020	4,739,497	183,042	1,469,804	3,086,651	4,551,998	0

Innate Pharma | Half-year financial report June 30, 2020 | 30

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2020
Interim Condensed Notes to the Consolidated Financial Statements

12.	Financial instruments recognized in the statement of financial position and related effect on the income statement

The following tables show the carrying amounts and fair values of financial assets and financial liabilities. The tables do not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

As of June 30, 2020 (in thousands of euro)	Book value on the statement of financial position	Fair value through profit and loss (1)	Amortized cost(2)	Fair value
Financial assets
Non-current financial assets	36,872	36,872	-	36,872
Trade receivables and others	39,394	-	39,394	39,394
Short-term investments	16,199	16,199	-	16,199
Cash and cash equivalents	131,542	131,542	-	131,542
Total financial assets	224,008	184,613	39,394	224,008
Financial liabilities
Financial liabilities—non-current portion	16,781	-	16,781	16,781
Financial liabilities—current portion	2,035	-	2,035	2,035
Trade payables and others	26,544	-	26,544	26,544
Total financial liabilities	45,361	-	45,361	45,361

As of December 31, 2019 (in thousands of euro)	Book value on the statement of financial position	Fair value through profit and loss (1)	Amortized cost(2)	Fair value
Financial assets
Non-current financial assets	37,005	37,005	-	37,005
Trade receivables and others	35,477	-	35,477	35,477
Short-term investments	15,978	15,978	-	15,978
Cash and cash equivalents	202,887	202,887	-	202,887
Total financial assets	291,347	255,869	35,477	291,347
Financial liabilities
Financial liabilities—non-current portion	16,593	-	16,593	16,593
Financial liabilities—current portion	2,130	-	2,130	2,130
Trade payables and others	49,504	-	49,504	49,504
Total financial liabilities	68,227	-	68,227	68,227

(1) The fair value of financial assets classified as fair value through profit and loss corresponds to the market value of the assets, which are primarily determined using level 2 measurements.

(2) The book amount of financial assets and liabilities measured at amortized cost was deemed to be a reasonable estimation of fair value.

Innate Pharma | Half-year financial report June 30, 2020 | 31

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2020
Interim Condensed Notes to the Consolidated Financial Statements

13.	Revenue and government financing for research expenditures

13.1.	Revenue from collaboration and licensing agreements

The Company’s revenue from collaboration and licensing agreements amounts to €29,841 thousand and €51,588 thousand for the six-month periods ended June 30, 2020 and 2019 respectively.

(in thousands of euro)	June 30, 2020	June 30, 2019

Proceeds from collaboration and licensing agreements	28,349	46,770
of which monalizumab agreement	19,636	24,293
of which IPH5201 agreement	8,713	22,478
Invoicing of R&D costs (IPH5201 and avdoralimab agreements)	1,090	4,418
Exchange gains on collaboration agreement	403	400
Revenue from collaboration and licensing agreements	29,841	51,588

a) Revenue recognition related to monalizumab AZ agreements and amendments

Change in deferred revenue relating to monalizumab agreement:

(in thousands of euro)	Total
As of December 31, 2018	104,925
Revenue for the six months ended June 30, 2019	(24,293)
Transfer from / (to) collaboration liabilities	210
As of June 30, 2019	80,844

As of December 31, 2019	62,657
Revenue for the six months ended June 30, 2020	(19,636)
Transfer from / (to) collaboration liabilities	(3,055)
As of June 30, 2020	39,966

Change in collaboration liabilities relating to monalizumab agreement:

(in thousands of euro)	Total
As of December 31, 2018	31,656
Additions	-
Deductions	(3,818)
As of June 30, 2019	27,838

As of December 31, 2019	21,304
Additions	3,055
Deductions	(12,347)
As of June 30, 2020	12,012

Innate Pharma | Half-year financial report June 30, 2020 | 32

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2020
Interim Condensed Notes to the Consolidated Financial Statements

b) Revenue recognition related to IPH5201 AstraZeneca collaboration and option agreement

Change in deferred revenue relating to IPH5201 agreement

(in thousands of euro)	Total
As of December 31, 2018	27,869
Revenue for the six months ended June 30, 2019	(22,478)
As of June 30, 2019	5,391

As of December 31, 2019	9,053
Revenue for the six months ended June 30, 2020	(8,713)
Increase in deferred revenue resulting from the $5M milestone relating to the dosage of the first Phase I patient dosed(1)	4,365
As of June 30, 2020	4,705

(1) See Note 1.2

The increase in deferred revenue between June 30 and December 31, 2019 results from the extension by one year of the contribution of Innate Pharma to the development works. The recognition of the initial payment was revise accordingly.

c) Schedule of variance of deferred revenue

(in thousands of euro)	As of December 31, 2019	Recognition in P&L	Proceeds	Transfer from / (to) collaboration liabilities	As of June 30, 2020
Monalizumab	62,657	(19,636)	-	(3,055)	39,966
IPH5201	9,054	(8,713)	4,365	-	4,706
Preclinical molecules	17,400	-	-	-	17,400
Total	89,111	(28,349)	4,365	(3,055)	62,072

(in thousands of euro)	As of December 31, 2018	Recognition in P&L	Transfer from / (to) collaboration liabilities	As of June 30, 2019
Monalizumab	104,925	(24,293)	210	80,842
IPH5201	27,869	(22,478)	-	5,392
Preclinical molecules	17,400	-	-	17,400
Total	150,195	(46,770)	210	103,636

13.2.	Government financing for research expenditures

The Company receives grants from the European Commission, French government and state organizations in several different forms:

•	Research Tax Credits; and

•	Investment and operating grants.

As of June 30, 2020, estimate of the amount of research tax credit for the first half period is calculated on the basis of eligible expenses in the period. However, since the fiscal year 2015, the Company reached the limitation relating to the eligible subcontracting costs.

As of June 30, 2020 and 2019, a limitation representing 50% of the annual limitation was applied.

The total amount for government financing for research expenditures recorded as other income in the income statement can be analysed as follows:

Innate Pharma | Half-year financial report June 30, 2020 | 33

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2020
Interim Condensed Notes to the Consolidated Financial Statements

(in thousands of euro)	June 30, 2020	June 30, 2019

Research tax credit	6,733	7,494
Grant	171	73
Government financing for research expenditures	6,904	7,567

14.	Operating expenses

(in thousands of euro)	June 30, 2020			June 30, 2019
	R&D	SG&A	Total	R&D	G&A	Total
Subcontracting costs(1)	(14,394)	-	(14,394)	(19,471)	-	(19,471)
Cost of supplies and consumable materials	(1,865)	-	(1,865)	(1,673)	-	(1,673)
Personnel expenses other than share-based compensation	(7,644)	(5,989)	(13,633)	(7,165)	(2,778)	(9,943)
Share-based compensation	(377)	(447)	(824)	(643)	(1,332)	(1,975)
Personnel expenses	(8,021)	(6,436)	(14,457)	(7,808)	(4,111)	(11,918)
Non-scientific advisory and consulting(2)	(20)	(4,109)	(4,129)	(54)	(2,332)	(2,386)
Leasing and maintenance	(408)	(665)	(1,073)	(447)	(473)	(920)
Travel expenses and meeting attendance	(145)	(128)	(273)	(367)	(316)	(682)
Marketing, communication and public relations	(70)	(725)	(795)	(47)	(259)	(307)
Scientific advisory and consulting(3)	(140)	-	(140)	(256)	-	(256)
Other purchases and external expenses	190	(911)	(722)	96	(694)	(597)
Depreciation and amortization	(6,145)	(574)	(6,718)	(6,348)	(478)	(6,826)
Intellectual property expenses	(122)	(398)	(520)	(180)	(468)	(648)
Other income and (expenses), net	(358)	(545)	(904)	(30)	(164)	(193)
Total operating expenses	(31,499)	(14,490)	(45,989)	(36,584)	(9,295)	(45,879)

(1)	The Company subcontracts a significant part of its pre-clinical (pharmaceutical development, tolerance studies and other model experiments, etc.) and clinical operations (coordination of trials, hospital costs, etc.) to third parties. Associated costs are recorded in subcontracting on the basis of the level of completion of the clinical trials.
(2)	Non-scientific advisory and consulting are services performed to support the selling, general and administration activities of the Company, such as legal, accounting and audit fees as well as business development support.
(3)	Scientific advisory and consulting expenses relate to consulting services performed by third parties to support the research and development activities of the Company.

14.1.	Personnel expenses other than share-based compensation

The line item amounted to €13,633 thousand and €9,943 thousand for the six months ended June 30, 2020 and 2019 respectively. The Company had 247 employees at June 30, 2020, compared to 206 at June 30, 2019.

14.2.	Depreciation and amortization

The line item is mainly composed of the amortization of the monalizumab, IPH5201 and Lumoxiti intangible assets (see Note 6).

Innate Pharma | Half-year financial report June 30, 2020 | 34

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2020
Interim Condensed Notes to the Consolidated Financial Statements

14.3.	Cost of suppliers and consumable materials

Cost of supplies and consumable materials consists mainly of the cost of procurement of the Company’s drug substance and/or drug product that is manufactured by third-parties, respectively.

15.	Net income / (loss) from distribution agreements

During the transition period which will end on September 30, 2020, Lumoxiti products are commercialized in the US by AstraZeneca who is the owner of the regulatory approval. The Company concluded that it did not meet the criteria for being principal under IFRS 15. Consequently, the net result resulting from all Lumoxiti marketing’s operations is disclosed in the item line “Net income / (loss) from distribution agreements.”

The Company recognized a €896 thousand net gain and a €3,820 thousand net loss for the six months ended June 30, 2020 and 2019, respectively, corresponding to production and marketing costs, net of sales proceeds, as invoiced by AstraZeneca in relation to Lumoxiti distribution agreement for the period.

16.	Net financial loss

Net financial loss can be analyzed as follows:

(in thousands of euro)	June 30, 2020	June 30, 2019

Interests on financial assets	343	893
Change in valuation allowance on financial instruments	173	2,309
Foreign exchange gains	1,929	2,511
Other financial income	1	5
Financial income	2,446	5,717
Foreign exchange losses	(1,545)	(1,888)
Unrealized losses on financial assets	(2,712)	-
Interest on financial liabilities	(173)	(45)
Other financial expenses	(1)	-
Financial expenses	(4,431)	(1,933)
Net financial income (loss)	(1,986)	3,784

For the six months ended June 30, 2020 and 2019, the foreign exchange gains and losses mainly result from the variance of the exchange rate between the Euro and the US dollar on US dollars denominated cash and cash equivalent and financial assets accounts.

17.	Income tax / (expense)

Due to the Company’s early stage of development, it is not probable that future taxable profit will be available against which the unused tax losses can be utilized. As a consequence, deferred tax assets are recognized up to deferred tax liabilities.

The Company did not recognize a current tax expense as at June 30, 2020 regarding a projected tax rate of nil as of December 31, 2020.

As of June 30, 2020, the accumulated tax losses carryforwards of Innate Pharma SA and Innate Pharma France SAS were €231,167 thousand with no expiration date (same amount as of December 31, 2019). As of June 30, 2020, the accumulated tax losses carryforwards of Innate Pharma Inc. was €5,114 thousand, or $5,727 thousand, (same amounts as of December 31, 2019), with a 20-year period expiration.

For the six months ended June 30, 2018, the Company opted for the carry back mechanism which gave rise to a €333 thousand tax credit tax

Innate Pharma | Half-year financial report June 30, 2020 | 35

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2020
Interim Condensed Notes to the Consolidated Financial Statements

18.	Commitments, contingencies and litigation

18.1.	Commitments

The Company has identified the following changes in off-balance sheet commitments since December 31, 2019:

•                      non-cancellable purchase commitments as of June 30, 2020 for a total of €1,995 thousand with various CMOs.

18.2.	Contingencies and litigations

The Company is exposed to contingent liabilities relating to legal actions before the labor court or intellectual property issues happening in the ordinary course of its activities. Each pre-litigation, known litigation or procedure in course the Company is involved in is analyzed at each closing date after consultation of legal counsel. There is no acknowledged litigation as of June 30, 2020.

18.3.	Provisions

Provisions amounted to €433 thousand and €256 thousand as of June 30, 2020 and December 31, 2019, respectively. They consisted mainly of the employer contribution in respect of the grants of employee equity instruments and provision for employee severance pay. In accordance with IFRS 2, when a Company decides to provide its employees with shares bought back on the market, a provision has to be recognized upon the decision to allocate free shares that are spread over the vesting period.

19.	Related party transactions

Members of the Executive Board and Other Executive Members

For each of the period presented, the following compensation was granted to the members of the Executive Committee of the Company and were recognized as expense:

(in thousands of euro)	June 30, 2020	June 30, 2019

Personnel and other short-term employee benefits	1,461	1,159
Extra pension benefits	-	12
Share-based compensation	336	1,174
Executive Board Members and other Executive Members compensation	1,797	2,345

Odile Laurent was appointed as members of the Other Executive Members on January 22, 2020 as human resources director.

Personnel and other short-term employee benefits correspond to amounts included in personnel expenses for the six-month periods ended June 30, 2002 and 2019 respectively.

Members of the Supervisory Board

The Company recognized a provision of €143 thousand for attendance fees (jetons de presence) relating to the six months ended June 30, 2020. This amount includes the compensation for the Chairman of the Supervisory Board.

Related parties

Novo Nordisk A/S is a shareholder, Supervisory Board member and is related to the Company by three licensing agreements related to the drug-candidates lirilumab, monalizumab and avdoralimab. Under the terms of the agreements, Novo Nordisk A/S is eligible to receive milestone payments as well as royalties on future sales. As of June 30, 2020, the Company has no liability to Novo Nordisk A/S.

AstraZeneca is a shareholder and is related to the Company through several collaboration and option licensing or license agreements for different drug candidates (monalizumab, avdoralimab, IPH5201 and preclinical molecules) and a license agreement for the rights of the drug Lumoxiti. The payments between the two companies as well as the liabilities and receivables as of June 30, 2019 are as follows:

Innate Pharma | Half-year financial report June 30, 2020 | 36

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2020
Interim Condensed Notes to the Consolidated Financial Statements

	As of June 30,2020
(in thousands of euro)	Payments	Assets/Liabilities

Collection (AstraZeneca to the Company) / Receivables	14,467	2,596
Payments (the Company to AstraZeneca) / Liabilities	(33,298)	(7,132)
Total(1)	(18,831)	(4,537)

(1)     In addition, the Company recognized in the income statement a net Income of €896 thousand as net result from distribution agreements linked to Lumoxiti (see Note 15) and an R&D expense of €1,797 thousand.

BPI is a board member and has granted the Company a €1,500 thousand interest free loan (Prêt à Taux Zéro Innovation, or “PTZI”). This loan will be reimbursed starting September 2016 over a 5-year period.

Subsidiaries

The business relationships between the Company and its subsidiaries are governed by intra-group and commercial agreements, concluded at market standard conditions on an arm’s length basis.

20.	Income / (loss) per share

20.1.	Basic income / (loss) per share

Basic income / (loss) per share are calculated by dividing the net earnings attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period.

In thousands of euro, except for data share	June 30, 2020	June 30, 2019

Net income/(loss)	(10,334)	13,240
Weighted average number of ordinary shares in circulation	78,892,031	63,987,582
Basic income/(loss) per share (€ per share)	(0.13)	0.21

20.2.	Diluted income / (loss) per share

Diluted income (loss) per share is calculated by dividing the net income (loss) attributable to equity holders of the Company by the weighted average number of ordinary shares in circulation during the corresponding period, increased by all dilutive potential common shares.

In thousands of euro, except for data share	June 30, 2020	June 30, 2019
Net income/(loss)	(10,334)	13,240
Weighted average number of ordinary shares in circulation	78,892,031	63,987,582
Adjustment for share instruments	1,523,324	1,368,600
Diluted income/(loss) per share (€ per share)	(0.13)	0.20

Innate Pharma | Half-year financial report June 30, 2020 | 37

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2020
Interim Condensed Notes to the Consolidated Financial Statements

21.	Events after the reporting date

•                      On July 9, 2020, the Company filed authorization requests with the regulatory authorities for an extension of the IPH2201-203 clinical trial. This trial will be part of the monalizumab collaboration with AstraZeneca.

•                      On July 13, 2020, the Executive Board granted free shares to members of the management (“AGA Bonus Management 2020-1” and “AGA Bonus Management 2020-2”).

•                    On July 13, 2020, subsequent to the definitive acquisitions 57,376 free shares granted on July 3, 2019, under the “AGA Bonus Management 2019-1” plan and the exercise of 25,000 “2011-2” BSA , to carry out a capital increase of €4,119 and an increase in share premium of €43,000, that can be broken down as follows: (i) a creation of 57,376 ordinary shares, with a nominal value of €0.05 issued free of charge by deduction from the issue premium, and (ii) a creation of 25,000 ordinary shares, with a nominal value of €0.05, for an issue price of €1.77 per share.

On July 16, 2020, the Company announced the departure of Pierre Dodion, Chief Medical Officer, and the nomination of Joyson Karakunnel.

•                      On July 21, 2020, the Executive Board granted 102,000 stock options to members of the management and employees of the subsidiary Innate Pharma Inc ("2020-1 Incentive Stock Options").

•                      On August 5 2020, the Executive Board granted 769,202 free performances shares to employees of the Company (“AGA Perf Employees 2020-1”), and 710,000 free performances shares to members of the management (“AGA Perf Management 2020-1”).

•                    On August 11, 2020, the Company announced that it has obtained funding signed a financing contract with BPIfrance Financement as part of the program established by the French government to support the development of therapeutic solutions with a preventative or curative aim for COVID-19. This funding, in a maximum aggregate amount of €6.8 million, consists of (i) an advance reimbursable only upon technical and commercial success and (ii) a non-reimbursable grant. This funding will be received in four consecutive tranches. The first tranche of €1.7m was received at signing, and the three remaining tranches will be received upon achievement of certain clinical milestones, particularly around the FORCE Phase 2 trial.

•                      On September 7, 2020, the Company signed an amendment to the monalizumab collaboration and license agreement concluded with AstraZeneca in 2015. Following review of longer patient follow-up and maturing survival data from Cohort 2, and following discussions with AstraZeneca, the Company has agreed to amend the agreement. It will now receive a $50 million payment upon AstraZeneca’s dosing of the first patient in the Phase 3 trial, and a $50 million payment after the interim analysis demonstrates the combination meets a pre-defined threshold of clinical activity1. All other potential development and commercial milestones related to the agreement remains unchanged. The Company is planning to present updated and longer term Cohort 2 data at a future scientific conference. The Phase 3 trial evaluating monalizumab is expected to commence in the second half of 2020.

____________________________

1 Amended from the initially agreed $100M milestone due upon dosing of the first patient at initiation.

Innate Pharma | Half-year financial report June 30, 2020 | 38

STATUTORY AUDITORS' REVIEW REPORT ON THE HALF-YEARLY FINANCIAL INFORMATION

STATUTORY AUDITORS' REVIEW REPORT ON THE HALF-YEARLY FINANCIAL INFORMATION

To the Shareholders of INNATE PHARMA,

In compliance with the assignment entrusted to us by your Annual General Meeting and in accordance with the requirements of article L. 451-1-2-III of the French Monetary and Financial Code ("code monétaire et financier"), we hereby report to you on:

•	the review of the accompanying condensed half-yearly consolidated financial statements of Innate Pharma, for the period from January 1 to June 30, 2020,
•	the verification of the information presented in the half-yearly management report.

These half-year condensed consolidated financial statements were prepared under the responsibility of the Executive Board on September 7, 2020 on the basis of the information available at that date in the evolving context of the crisis related to Covid-19 and of difficulties in assessing its impact and future prospects. Our role is to express a conclusion on these financial statements based on our review.

Conclusion on the financial statements

We conducted our review in accordance with professional standards applicable in France. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed half-yearly consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34, the IFRS standard as adopted by the European Union applicable to interim financial information.

Specific verification

We have also verified the information presented in the half-yearly management report commenting the condensed half-yearly consolidated financial statements subject to our review prepared on September 7, 2020. We have no matters to report as to its fair presentation and consistency with the condensed half-yearly consolidated financial statements.

Marseille, September 7, 2020

The Statutory Auditors

Audit Conseil Expertise SAS	Deloitte & Associés
Membre de PKF International

Guy CASTINEL	St éphane MENARD

Innate Pharma | Half-year financial report June 30, 2020 | 39

DECLARATION BY THE PERSON RESPONSIBLE FOR THIS HALF-YEAR FINANCIAL REPORT

DECLARATION BY THE PERSON RESPONSIBLE FOR THIS HALF-YEAR FINANCIAL REPORT

I hereby declare, to the best of my knowledge, that the condensed consolidated interim financial statements for the six months ended June 30, 2020 have been prepared in accordance with applicable accounting standards and give a true and fair view of the assets, liabilities, financial position and results of the Company and the subsidiaries included in the consolidation, and that the half year management reviews stated on page 5 gives a fair description of the material events that occurred in the first six months of the financial year and their impact on the interim financial statements, as well as a description of the principal risks and uncertainties for the remaining six months of the year, along with the principal transactions with related parties.

Chairman of the Executive Board

Mr Mondher Mahjoubi

Innate Pharma | Half-year financial report June 30, 2020 | 40

INVESTOR RELATIONS

investors@innate-pharma.com